Contact

www.linkedin.com/in/jeff-
mendel-055a1975 (LinkedIn)

Top Skills

Leadership

Strategic Planning

Team Building

Jeff Mendel

Retired
Boulder, Colorado, United States

Experience

Left Hand Brewing Company
Partner, Director & Ambassador
1998 - Present (26 years)
Longmont, CO

Part owner, ambassador and member of company's Board of Directors.

Forward Steps Foundation
Member Board of Directors
2007 - Present (17 years)
Broomfield, CO

Forward Steps provides Guardian Scholarships to former foster children
seeking their college degree, independence and self-sufficiency.

Brewers Association
Events Committee Member
2004 - Present (20 years)
Boulder, CO

Assists Brewers Association Events Director with strategic direction/oversight
of key BA events such as The Great American Beer Festival, SAVOR, and the
Craft Brewers Conference/BrewExpo America.

Tabernash Brewing Company
Co-Founder/VP Marketing
1993 - 1998 (5 years)
Denver, CO

One of four founding partners of Denver craft brewery. Enagaged in all
aspects of sales, marketing, distribution of Tabernash's award-winning beers.
One of two partners to negotiate merger with Left Hand Brewing Co. in 1998.

Colorado Brewers Guild
Co-Founder/Director
1994 - 1996 (2 years)
Denver, CO

Co-Founder and Director of the Colorado Brewers Guild, statewide advocacy group for Colorado's craft brewing industry.

Association of Brewers
Director, Institute for Brewing Studies
1987 - 1993 (6 years)
Boulder, CO

Director of 1000+ member non-profit association promoting the fledgling microbrewing and pub-brewing industry. Director of National Microbrewers Conference and Trade Show 1990-1993. Contributor to The New Brewer Magazine and several other publications. Interviewed as authority on industry in wide variety of publications and media outlets. Awarded the Institute for Brewing Studies Recognition Award in 1993.

Education

University of Arkansas Fayetteville
Master of Business Administration (M.B.A.), Marketing/Marketing Management, General · (1983 - 1985)

University of Colorado Boulder
Bachelor's Degree, Economics · (1979 - 1983)